Mail Stop 3561
      August 9, 2005

Mr. R. Richard Fontaine
c/o GameStop Corporation
625 Westport Parkway
Grapevine, Texas  76051

      Re:	GSC Holdings Corporation
      	Amendment No. 1 to Registration Statement on Form S-4
      Filed July 8, 2005
		File No. 333-125161

		Electronics Boutique Holdings Corporation
		Form 10-K/A for Fiscal Year Ended January 29, 2005
		Filed May 20, 2005
		Form 10-Q for Fiscal Quarter Ended April 30, 2005
		Filed June 9, 2005
		File No. 0-24603

Dear Mr. Fontaine:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-4

General
1. Where applicable, please revise your presentation of financial information and related disclosures included herein for GameStop
Corporation and Electronics Boutique Holdings Corporation to address comments issued on each entity.

Selected Historical and Pro Forma Financial Data
Selected Historical Financial Data of GameStop, page 10
2. We note that you have two classes of common stock, Class A and Class B. Please amend your consolidated financial statements and disclosures throughout the filing to present basic and diluted Earnings Per Share separately for both classes of your common stock for each period presented, or explain why you do not believe it is appropriate to do so. See paragraphs 60 and 61 of SFAS 128. Please also ensure that the additional disclosures required by paragraph
40
of this SFAS are provided as well.

Selected Unaudited Pro Forma Condensed Consolidated Financial Data of
Holdco, page 15
3. Please revise to present pro forma Earnings Per Share of both classes of common stock. Refer to paragraphs 60 and 61 of SFAS
128.

Comparative Per Share Data (Unaudited), page 16
4. Please revise to present Earnings Per Share data for both classes of common stock for GameStop and Holdco. Refer to paragraphs 60 and
61 of SFAS 128.

GSC Holdings Corporation

Unaudited Pro Forma Condensed Consolidated Financial Data
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 135

5. We note your response to comment 2 in our letter dated June 22, 2005. Please explain in more detail how your response complies with the requirements of SFAS 141 paragraph 37(c)(1). Acquired inventory should be valued at the estimated cost to sell less cost of disposal and reasonable profit allowance.
6. We note your response to comment 3 in our letter dated June 22, 2005 regarding your allocation of excess purchase cost to intangible assets. Please explain the basis for your allocation of $995.4 million was allocated to goodwill. Please explain and disclose the amount of cost allocated to intangible assets such as trademarks and trade names such as EB Games being acquired in the merger. In addition, according to the disclosures in Item 1 of Form 10-K regarding the operations of EB, included among the assets being acquired are approximately 2,000 leased store locations that have potentially favorable contractual lease terms. Please explain and disclose the amount allocated to other intangible assets relating to the value of these contractual lease agreements. If you do not anticipate allocating any of the excess cost to these contractual lease agreements, please explain in detail your reasons for these conclusions. Refer to paragraphs 39 and A14 of SFAS 141.
7. We note your response to comment 7 in our letter dated June 22, 2005 regarding the assumption used in calculating interest expense on the new long-term debt. The footnote references that you use on page
138 do not correspond to the appropriate note on page 139. Please revise accordingly.

Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page 137
8. We note from the disclosures on page 139 that in connection with the merger transactions you will have two classes of common stock, Class A and Class B. Please amend your pro forma condensed consolidated financial statements and disclosures throughout the filing to present basic and diluted Earnings Per Share separately for both classes of your common stock for all periods presented, or explain to us why you do not believe it is appropriate to do so. See paragraphs 60 and 61 of SFAS 128.

GameStop Corporation - Form 10-K for the year ended January 29,
2005
Electronics Boutique Holdings Corporation - Form 10-K for the year ended January 29, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Results of Operations, page 24

9. We note your response to comment 13 in our letter dated June
22,
2005 relating to the net sales and gross margins of the new and pre-played video game products and the contribution of each component to your overall results of operation. We believe an understanding of the significance of the contribution to your results that is made by the pre-played video game products is important to understanding your business. In this regard, please revise your disclosures to discuss the changes in your results of operations between periods in your management`s discussion and analysis due to the changes within the sales and gross profits of new and pre-played video game products. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources
General
10. We note your response to comment 15 in our letter dated June
22,
2005 regarding disclosure in the table of your purchase
obligations
in future periods.   Please explain and revise your disclosures to
include in the table for the applicable periods the amount of advance
future commitments for the purchase of new video game hardware and software to be released in the future. If you do not have any of these type of commitments for future releases, please explain the type of agreements and their terms, including how far in advance of actual receipt, you have with manufacturers such as Sony and others
relating to your commitment to order certain quantities of
products
that are planned to be released in the future. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K.
11. We note your response to comment 15 in our letter dated June
22,
2005 relating to future purchase obligations.  The type of
purchase
orders discussed in your response, although not long-term in nature,
appear to meet the requirements for disclosures in your table of contractual obligations. Please revise your tabular disclosures to include all purchase obligations for products held for resale. In this regard, amounts that are estimated should be explained in a footnote providing the basis for the amounts presented in each period. If you do not believe the purchase orders you discuss in your response are enforceable and legally binding purchase
obligations, please explain why.   Refer to Item 303(a(5)(ii)(D)
of
Regulation S-K.

Consolidated Financial Statements
Consolidated Balance Sheet, page 32
12. We note that you reclassified in your most recently filed Form 10-Q from cash and cash equivalents certain amounts for auction rate certificates. According to your disclosures as of April 30, 2005, cash and cash equivalents as of January 29, 2005 also included $81 million of auction rate securities. Please amend Form 10-K for the year ended January 29, 2005 and Form 10-Q for the quarter ended
April
30, 2005 to restated cash and cash equivalents and to exclude these
securities and separately report them as marketable securities for all periods presented. This change represents a correction of an error and should be reported in accordance with paragraphs 36 and 37 of APBO 20. Accordingly, please coordinate with your independent registered public accounting firm to revise their audit report dated
April 7, 2005.


Notes to Consolidated Financial Statements
Note 1.  Organization and Summary of Significant Accounting
Policies
Description of Business, page 38
13. We note your response to comment 20 in our letter dated June
22,
2005 relating to your conclusion that you have only one reportable segment. Please explain to us in more detail how you determined that
Canada and the United States comprised one operating segment.
Based
upon the information that you provided to us, it appears that you have discrete financial results for both your Canadian operations as well as your U.S. operations.
14. We note your response to comment 20 in our letter dated June
22,
2005. You state that you have three operating segments that you aggregate into one reportable segment. You support your assertion that each segment has similar economic characteristics based solely upon similarity in average gross margin for the past three years. Please provide us with a more detailed explanation of the similarity of the economic characteristics of your three operating segments.
We
would expect your explanation to show us sales and a measure of profit for each operating segment for the past 3 years.
Generally,
we would expect to see similarities in both sales as well as the measure of profit or loss. The similarities would include variances between periods that move in the same direction and proportion.
15. We note your response to comment 20 in our letter dated June
22,
2005 regarding your conclusion that you have only one business segment. Your response states that you have provided us "representative samples of the financial information reviewed by your
Chief Executive Officer (CODM)." Please confirm to us if the information you provided us represents all of the information reviewed by your CODM. Tell us if your CODM reviews any daily, weekly or monthly information on the performance of your pre-played video game hardware and software products. If so, please also provide us with a sample copy of each type of this information received either in paper form or reviewed with your CODM on a regular basis either in your monthly management presentations or a
separate
meeting with management. Your response states that your CODM also has "on-line access to daily sales and gross margin for each country
at store level."   Please tell us if this on-line access also
allows
the CODM to view, evaluate and understand the contribution of the pre-played video game products. If you do not discuss at any time the net sales and gross margin results of your pre-played video game products, please explain why you do not consider this information to be important to understanding the performance of your business.




Vendor Programs, page 39
16. We note your response to comment 22 in our letter dated June
22,
2005 regarding the timing of your recognition of the allowances received from various vendor programs. Please expand your note disclosures to include your accounting treatment as discussed in your response for each type of allowance received.
17. We note your response to comment 23 in our letter dated June
22,
2005 regarding the importance of the vendor participation in your cooperative advertising programs. Please include in your revised disclosures in management`s discussion and analysis how your revenues might be adversely affected if vendor participation either decreased or ceased completely from current levels.

Form 10-Q, for the period ended April 30, 2005
General
18. Where applicable, please address the issues noted in the above comments in your interim financial statements.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241, or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at
(202) 551-3335 or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Jay M. Dorman, Esq.
	Bryan Cave LLP
	Fax:  (212) 541-1418

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R. Richard Fontaine
GSC Holdings Corp.
August 9, 2005
Page 1